Act 6/8/2004

04015482

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23904

RECEIVED JUN 01 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/03 AND ENDING 03/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CANTELLA & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Oliver Street, 11th Floor
(No. and Street)

Boston MA 02109
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Philip C. McMorrow (617) 521-8630
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, Blue Island, Illinois 60406
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Philip C. McMorrow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cantella & Co., Inc., as of March 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

JOHN J. GARVEY, Notary Public
My Commission Expires September 20, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the ~~Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3~~.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CANTELLA & CO., INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2004

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Cantella & Co., Inc.

We have audited the accompanying statement of financial condition of Cantella & Co., Inc. (the Company) as of March 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Cantella & Co., Inc. as of March 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, PC

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
April 30, 2004

CANTELLA & CO., INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2004

ASSETS

Cash and cash equivalents	$ 571,541
Receivables from broker/dealers	1,331,867
Securities owned, at market or fair value	2,636,235
Note receivable	274,445
Secured demand note receivable	160,000
Other receivables	622,456
Furniture, equipment, software and leasehold improvements, at cost (net of $504,842 accumulated depreciation)	34,779
Other assets	100,967
TOTAL ASSETS	$ 5,732,290

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Payable to brokers/dealers and clearing organizations	$ 824,074
Commissions payable	1,576,275
Legal settlements payable	430,000
Reserve for contingencies	300,000
Other liabilities	862,478
Subordinated loans	160,000
Total Liabilities	$ 4,152,827
SHAREHOLDERS' EQUITY	
Common stock, no par value; 12,500 shares authorized, 10,003 shares issued, 5,506 shares outstanding	$ 891,053
Additional paid-in capital	4,728,546
Retained earnings (deficit)	(3,639,976)
Less 4,497 shares of treasury stock, at cost	(400,160)
Total Shareholders' Equity	$ 1,579,463
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 5,732,290

The accompanying notes are an integral part of this financial statement.

CANTELLA & CO., INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2004

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated under the laws of the state of Massachusetts on May 22, 1979. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the National Association of Securities Dealers, Inc. and the Boston Stock Exchange, Inc. The Company's principal business activity is the sale of securities.

Firm Securities Transactions - Securities in firm investment and trading accounts are recorded on a trade date basis. These securities are carried at market value or estimated fair value as determined by management for book purposes. The resulting difference between cost and market (or fair value) is included in income.

Commission Revenue – Commission revenue and related expense arising from securities transactions are recorded on a trade date basis. In addition, included in income are commissions on transactions introduced by other fully disclosed broker/dealers.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when acquired by the Company, of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Depreciation - Depreciation of furniture, equipment, software and leasehold improvements is provided using the straight-line method over estimated useful lives of three, five and ten years.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Included in cash and cash equivalents is cash of $5,248 which has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 3 - RELATED PARTIES

The Company is affiliated, through common ownership and management, with Cantella Management Corp. (CMC), the majority shareholder of the Company, Cantella Corp., Cantella Realty Corp., Cantella Specialist Corp., Cantella Insurance Agency, Inc., Oliver Street Securities Corp. and Blue Marine Inc.

During the year ended March 31, 2004 the Company incurred management fees of $979,567 to CMC and $35,300 to Cantella Corp. $19,880 was owed by the Company to CMC at March 31, 2004.

The Company reports its income on a consolidated basis for income tax purposes with CMC. CMC assumes all income tax liabilities.

NOTE 4 - 401(k) PLAN

On July 1, 1993 the Company adopted a deferred compensation plan commonly referred to as a profit sharing plan with provisions under IRS code section 401(k) whereby employees may contribute up to 25% of their compensation within specified legal limits. In addition, the Company may match employee contributions on a discretionary basis up to 4% of compensation. The plan covers substantially all employees age 21 years or older that work a minimum of 1000 hours per year. Company contributions to the plan for the year ended March 31, 2004 were $0.

NOTE 5 - SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at quoted market value or estimated fair value as determined by management.

	Owned
Municipal Bonds	$ 1,137,019
Securities Registered under the Investment Company Act of 1940	1,477,645
Warrants	-0-
Equity securities	21,571
Total	$ 2,636,235

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the Company to maintain the greater of minimum net capital of $250,000 or two percent of "aggregate debit items," as these terms are defined. Net capital and aggregate debit items change from day to day, but at March 31, 2004, the Company had net capital of $948,252 and a net capital requirement of $250,000.

NOTE 7 - OTHER

Included in other operating expenses on the statement of income is bad debt expense of $69,169, which represents prior year receivables, currently deemed uncollectible. If this item were excluded from current year expenses, the net income would be $671,501.

In prior years these receivables were classified as nonallowable for net capital purposes.

NOTE 8 - LEASE COMMITMENTS

Minimum annual rentals under a noncancellable lease for office space, expiring December 31, 2010, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending March 31,	Amount
2005	$ 183,846
2006	183,846
2007	185,614
2008	190,917
2009	192,685
2010	197,988
2011	148,491
	$ 1,283,387

Rent expense for the year ended March 31, 2004 was $220,616.

NOTE 9 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowing under a subordination agreement at March 31, 2004 is listed below. The subordinated lender is a shareholder of the Company.

Liabilities Pursuant to a Secured Demand Note
Collateral Agreement:

Interest Rate	Maturity Date	Principal Amount
1%	06-30-04	$ 160,000

The subordinated borrowing is covered by an agreement approved by the NASD and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include options, mortgage-backed to-be-announced securities (TBA's) and when-issued securities. The financial instruments are used to meet the needs of customers and conduct trading and investment activities and are therefore subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

As a writer (seller) of options, the Company's customer receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. In the normal course of business, the Company's customer activities involve the execution, settlement and financing of these customer option transactions. These activities may expose the Company to off-balance-sheet risk in the event that the option is exercised and the customer or contra-broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

TBA's and when-issued securities provide for the delayed delivery of the underlying instrument. The credit risk for TBA's and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company sells securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in the financial statements at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to the financial statement date.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK - (Continued)

Clearing Agreements – To facilitate the aforementioned transactions the Company has entered into agreements with other broker/dealers (Clearing Broker/dealers) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealers, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealers. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealers on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealers, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealers. As part of the terms of the agreements between the Company and Clearing Broker/dealers, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealers fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealers to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Under the terms of one of the Clearing Broker/dealer agreements the Company is prohibited from entering into similar agreements (other than those agreements already effective) with other Clearing Broker/dealers without prior written consent from this Clearing Broker/dealer. This agreement also provides that prior written notification be made if any additional representatives of the Company (after effective date of agreement) establish and introduce customers through any other Clearing Broker/dealer.

All of the Clearing Broker/dealer agreements provide for minimum net capital requirements, insurance coverage, deposit requirements and other miscellaneous provisions.

NOTE 11 - CONTINGENCIES

As of the date of this report the following items were unresolved:

The Company has received several customer complaints, some of which have been taken to NASD arbitration, alleging that former representatives of the Company misrepresented material facts and/or suggested investments for which the customer was not suited and/or executed unauthorized trades in the customers' accounts, resulting in certain realized and/or potential losses to customers. One of the complaints also asserts that a representative charged excessive commissions on the aforementioned transactions. The complaints allege damages or seek settlements totaling $536,045 plus interest and attorney's fees.

Also, several customers have initiated legal arbitration with the National Association of Securities Dealers, Inc. (NASD) against the Company and two former registered representatives of the Company regarding the sale of a now defunct hedge fund and certain other securities transactions. The claimants (customers) allege that the sales of the aforementioned investments were unsuitable to their financial means and investment objectives; and/or that the Company failed to adequately supervise the representatives; and/or that the Company participated in the offering of an unregistered security, the hedge fund. The claimants also assert numerous causes of action against the Company, such as fraud and intentional misrepresentation; negligent misrepresentation; breach of contract; breach of implied covenant of good faith and fair dealing; negligence; conspiracy; breach of fiduciary duty; and violations of both federal and state securities laws. The total amount that the claimants seek to recover is $4,128,000 in compensatory damages, plus interest and attorney fees. All claimants also seek to recover punitive damages, but only one has specified a dollar amount for these damages. The dollar amount in punitive damages specified by the one claimant is $1,000,000. Legal counsel for the Company is unable to determine the probability that the Company may be found liable for these claims.

NOTE 11 - CONTINGENCIES - (Continued)

With respect to the matter mentioned above, the State of Massachusetts Securities Division (Securities Division) has filed an administrative complaint against the Company. The Securities Division seeks: to obtain a cease and desist order prohibiting the Company from any further violations; order the Company to pay an administrative fine determined by the Securities Division; and order the Company to offer rescission to all the Company's customers that invested in the hedge fund. The complaint has not specified the amount of the administrative fine sought or the monetary value of the proposed rescission remedy. The Company's attorneys are not able to form an opinion that an unfavorable outcome is either probable or remote.

In all of the aforementioned matters the Company's legal counsel is unable to estimate the amount of the potential loss or the likelihood of an unfavorable outcome. The Company believes it has meritorious defenses against all claims asserted. $300,000 has been accrued for legal fees and potential unfavorable outcomes in the claims.